[Reference Translation]

November 1, 2023

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Koji Sato, President
(Code Number: 7203
Prime of the Tokyo Stock Exchange and
Premier of the Nagoya Stock Exchange)
Name and Title of Contact Person:
Yoshihide Moriyama, General Manager,
Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice Concerning Amendments to Forecasts for FY2024

Based on our recent business results, we, Toyota Motor Corporation, hereby amend, as below, our full-year consolidated financial forecasts for FY2024 (April 1, 2023 through March 31, 2024), announced on May 10, 2023.

1.	Amendments to the full-year consolidated financial forecasts for FY2024 (April 1, 2023 through March 31, 2024)

(Amount: billion yen)

	Sales revenues	Operating income	Income before income taxes	Net income attributable to Toyota Motor Corporation
Previous forecasts (A)	38,000.0	3,000.0	3,690.0	2,580.0
New forecasts (B)	43,000.0	4,500.0	5,550.0	3,950.0
Amount changed (B – A)	5,000.0	1,500.0	1,860.0	1,370.0
% of change	13.2%	50.0%	50.4%	53.1%
(Reference) Actual results for FY2023	37,154.2	2,725.0	3,668.7	2,451.3

2.	Reasons for the amendments

The full-year consolidated financial forecasts for FY2024 were amended from the previously announced forecasts in light of efforts to improve profitability, in addition to the impact of exchange rate fluctuations.

The forecast of the full-year consolidated vehicle unit sales for FY2024 has not been changed from the previous forecast of 9.6 million units.

The assumption of the foreign exchange rate for the full-year average has been changed from 125 yen per U.S. dollar and 135 yen per euro to 141 yen per U.S. dollar and 152 yen per euro.

(Note)

This notice contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources. A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.